                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                         ODYSSEY MARINE EXPLORATION, INC.
                         --------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                   678118 10 2
                                  --------------
                                  (CUSIP Number)



            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

     CUSIP No. 676118 10 2

1   NAME OF REPORTING PERSON

        JOHN C. MORRIS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
        Not applicable                                        (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        994,147

6   SHARED VOTING POWER

        132,580

7   SOLE DISPOSITIVE POWER

        994,147

8   SHARED DISPOSITIVE POWER

        132,580

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,126,727

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

        Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.9%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN

Item 1.

     (a)  Name of Issuer:  Odyssey Marine Exploration, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               3307 Frontage Road, Suite 100
               Tampa, Florida  33607

Item 2.

     (a)  Name of Person Filing:  John C. Morris

     (b)  Address of Principal Business Office:

               3307 Frontage Road, Suite 100
               Tampa, Florida  33607

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, $.0001 par value

     (e)  CUSIP No.:  676118 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned: 1,126,727

     (b)  Percent of Class:  10.9%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:        994,147(1)
         (ii)  shared power to vote or to direct the vote:      132,580(2)
        (iii)  sole power to dispose or to direct the
               disposition of:                                  994,147(1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                  132,580(2)
_______________

(1) Represents 914,147 shares held directly and 80,000 shares underlying currently exercisable options.

(2) Represents 132,580 shares owned beneficially by Mr. Morris by virtue of his 45% interest in shares held by Estimated Prophet, Inc.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 9, 1999                 /s/ John C. Morris
                                     John C. Morris